UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

ZHONGCHAO INC.

(Exact name of registrant as specified in its charter)

Room 2504, OOCL Plaza
841 Yan’an Middle Road
Jing’An District, Shanghai, China 200040
Tel: 021-32205987
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note

On September 18, 2026, Zhongchao Inc., a Cayman Islands exempt company (the “Company”), held an extraordinary general meeting of shareholders (the “Meeting”) at 9:00 a.m. Eastern Time at the offices of Robinson & Cole LLP located at 666 Third Avenue, 20th Floor, New York, New York 10017.

Holders of 2,569,435 Class A ordinary shares and 206,721 Class B ordinary shares, representing 209,290,435 votes in the aggregate, out of 215,387,755 total votes entitled to be cast as of the record date of September 11, 2026, were present in person or represented by proxy at the Meeting. Accordingly, a quorum of more than one-third of all votes attaching to the total issued voting shares of the Company was present. The final voting results for each proposal submitted to a vote at the Meeting were as follows:

1. Share Consolidation Proposal

The shareholders approved the following ordinary resolution:

It is resolved, as an ordinary resolution, with effect on the 10th calendar day following the passing of this resolution (the “Effective Date”), that:

(a) the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated and divided by consolidating:

(i) every two Class A ordinary shares with a par value of US$0.744 each into one Class A ordinary share with a par value of US$1.488; and

(ii) every two Class B ordinary shares with a par value of US$0.744 each into one Class B ordinary share with a par value of US$1.488,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(b) as a result of the Share Consolidation, the authorized share capital of the Company be amended from US$10,000,000,000 divided into 12,096,774,193.5484 Class A ordinary shares with a par value of US$0.744 each and 1,344,086,021.50538 Class B ordinary shares with a par value of US$0.744 each, to US$10,000,000,000 divided into 6,048,387,096.7742 Class A ordinary shares of par value US$1.488 each and 672,043,010.75269 Class B ordinary shares of par value US$1.488 each; and

(c) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share.

For	Against	Abstain
209,228,486	61,676	273

2. Share Capital Reduction and Reorganization Proposal

The shareholders approved the following special resolution:

It is resolved, as a special resolution, that, subject to the Share Consolidation being effected and all further requirements prescribed by sections 14A and 14B of the Companies Act (Revised) relating to share capital reductions being complied with, the authorized share capital of the Company be reduced and reorganized from US$10,000,000,000 divided into 6,048,387,096.7742 Class A ordinary shares of par value US$1.488 each and 672,043,010.75269 Class B ordinary shares of par value US$1.488 each to US$67,204.3010752689 divided into 6,048,387,096.7742 Class A ordinary shares of par value US$0.00001 and 672,043,010.75269 Class B ordinary shares of par value US$0.00001 each by the taking of the following steps (together, the “Share Capital Reduction and Reorganization”):

(a) the par value of each issued and outstanding Class A ordinary share of par value US$1.488 and Class B ordinary share of par value US$1.488 in the share capital of the Company being reduced to US$0.00001 by cancelling US$1.48799 of the paid-up capital on each issued and outstanding Class A ordinary share of par value US$1.488 and Class B ordinary share of par value US$1.488 (the “Capital Reduction”), with the amount deemed to be paid up on each issued and outstanding share of the Company to be US$0.00001 following the Capital Reduction;

(b) the credit arising from the Capital Reduction being transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act (Revised), the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(c) immediately following the Capital Reduction, each authorized but unissued Class A ordinary share of par value US$1.488 being subdivided into 148,800 Class A ordinary shares of par value US$0.00001 each and each authorized but unissued Class B ordinary share of par value US$1.488 being subdivided into 148,800 Class B ordinary shares of par value US$0.00001 each (together, the “Subdivision”); and

(d) immediately following the Subdivision, the authorized share capital of the Company being altered by the cancellation of such number of unissued Class A ordinary shares of par value US$0.00001 each and unissued Class B ordinary shares of par value US$0.00001 each that will result in the Company having authorized share capital of US$67,204.3010752689 divided into 6,048,387,096.7742 Class A ordinary shares of par value US$0.00001 and 672,043,010.75269 Class B ordinary shares of par value US$0.00001 each (the “Cancellation”).

For	Against	Abstain
209,228,566	61,790	79

3. A&R Memorandum and Articles of Association Proposal

The shareholders approved the following special resolution:

It is resolved, as a special resolution, that, subject to and immediately following the Share Capital Reduction and Reorganization being effected, the Company adopt amended and restated memorandum and articles of association, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Consolidation and Share Capital Reduction and Reorganization.

For	Against	Abstain
209,228,675	61,677	83

4. Adjournment Proposal

The adjournment proposal was not presented to shareholders because there were sufficient votes to approve Proposals 1, 2 and 3.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference in the Company’s registration statements on Form S-8 (File No. 333-289791), Form S-8 (File No. 333-288589), Form F-3 (File No. 333-279667) and Form F-3 (File No. 333-283916), to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description
3.1	Form of Amended and Restated Memorandum of Association
3.2	Form of Amended and Restated Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZHONGCHAO INC.

Date: September 21, 2026	By:	/s/ Weiguang Yang
Weiguang Yang
Chief Executive Officer

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